April 10, 2014

VIA EDGAR

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Farmer Bros. Co.
Form 10-K for the Fiscal Year ended June 30, 2013
Filed October 9, 2013
File No. 001-34249

Dear Mr. Hiller:

We submit this letter in response to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 27, 2014 with respect to the Annual Report of Farmer Bros. Co., a Delaware corporation (“Farmer Bros.,” the “Company,” “we” or “our”), on Form 10-K for the fiscal year ended June 30, 2013 filed with the Commission on October 9, 2013 (the “2013 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate, and therefore believe that no amendment to our existing filing is necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings with the Commission.

We have included each of the Staff’s comments or requests for information in bold italic text to facilitate review of our responses.

Form 10-K for the Fiscal Year ended June 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 27

1.
We note you have disclosures on pages 28 and 30 referencing the increase in revenues that you report for both 2013 and 2012. However, these do not indicate the extent to which increases in revenue are attributable to changes in prices, changes in volumes sold, or to the introduction of new products or services, as would be required to comply with Item 303(a)(3)(iii) of Regulation S-K. Please disclose this required information.

Company Response: The Company acknowledges the Staff’s comment and the requirements of Item 303(a)(3)(iii) of Regulation S-K.

In addition to the disclosures on pages 28 and 30 referenced by the Staff, we note the additional disclosures on pages 27 and 29 under the heading “Overview” wherein we discuss the fluctuations in

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

green coffee commodity market prices, the primary raw material used in our products as noted on page 2, in each of the respective periods. We also note that the disclosure on page 28 includes a discussion of the primary drivers of the increase in net sales in fiscal 2013 - increases in sales of our coffee and tea products; and the disclosure on page 30 includes a discussion of the primary drivers of net sales in fiscal 2012 - increases in list prices implemented in the second half of fiscal 2011. The Company will address the Staff’s comment in future filings with the Commission by adding a discussion of units sold and average unit price in relation to changes in net sales. Set forth below is an example of such a disclosure based on the results for the fiscal year ended June 30, 2013:

MD&A – Operations

Net sales increased 2.9% in fiscal 2013 as compared to fiscal 2012 primarily due to an increase in unit sales of 13.7%, offset in part by a decrease in average unit price of 9.5% in fiscal 2013 as compared to fiscal 2012. The increase in unit sales was primarily due to the increase in unit sales of coffee. The decrease in average unit price was primarily due to a decrease in coffee price.

2.
We note that you identify risk factors pertaining to the price and availability of green coffee on pages 5 and 6, and have begun accounting for derivatives utilized to manage some of this risk as hedges, while increasing the length of the future periods covered by these instruments, as described on page 27. We also note that while you discuss change in the cost of green coffee and indicate increases in revenue may be attributable to changes in volumes sold on page 28, you have not disclosed the volumes of any of commodities purchased, processed or sold during any of the periods covered by your report, nor your manufacturing and processing capacities or the extent to which your facilities are utilized.

We believe that more comprehensive disclosure is necessary to comply with Item 303 of Regulation S-K. The guidance in FRC §501.12.b.1 (including footnote 5), emphasizes the importance of disclosing key indicators of financial condition and performance, including non-financial variables such as units or volume produced and sold and manufacturing plant capacity and utilization. A principal objective of MD&A is to provide context or a frame of reference that allows readers to understand the effects of material changes, events, trends and uncertainties on the quality and potential variability of earnings and cash flows. The guidance in FRC §501.12.b.3 emphasizes the importance of addressing the indicative value of your reported financial information in these respects. Please expand your disclosure to include relevant information about the volumes of commodities that are correlated with your sales each period, the extent to which you have limited risk to future variations in price with derivatives and other contracts, also addressing capacities and the extent of utilization.

Company Response: The Company acknowledges the Staff’s comment, the requirements of Item 303 of Regulation S-K, and the guidance set forth in FRC Section 501.12.b.

As disclosed in our risk factors pertaining to exposure to commodity cost fluctuations, we are exposed to cost fluctuations in coffee, milk, spices, natural gas and gasoline, of which coffee is the only commodity for which we routinely purchase exchange-traded coffee derivative instruments to limit our risk to future variations in price. We do not purchase any derivative instruments to hedge cost fluctuations of any commodities other than coffee.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

With respect to the Staff’s comment regarding disclosure of the Company’s utilization of commodities and the extent to which the Company has limited risk to future variations in commodity prices with derivatives and other contracts, we note the disclosure on page 29 regarding the increase in the number of our coffee-related derivative contracts as of June 30, 2013 covering 49.6 million pounds of green coffee compared to 18.2 million pounds of green coffee covered as of June 30, 2012. We also note that beginning with our filing with the Commission on Form 10-Q for the quarter ended September 30, 2013, in the notes to our consolidated financial statements we have disclosed the percentage of outstanding coffee-related derivative instruments, and the number of pounds of forecasted green coffee purchases represented thereby, that were designated as cash flow hedges as of the end of the relevant periods. In future filings with the Commission, the Company will add this disclosure in the MD&A. In addition, to further address the Staff’s comment, in future filings with the Commission we will supplement the disclosure by providing additional information regarding our hedging program in the first paragraph under the heading “Derivative Instruments” on page 21 (and similar disclosure) to read as follows (new text is underscored and deleted text is shown as strikethrough):

Derivative Instruments

We routinely purchase exchange-traded coffee derivative instruments~~contracts~~ to enable us to fix~~lock in~~ green coffee prices within a pre-established range, and we hold a mix of futures contracts and options to help hedge against the volatility in green coffee prices. Our current policy is to employ these types of derivatives to fix the price of at least 3 months of our projected purchases in order to give us time to adjust our selling prices to the extent possible in light of market conditions and customer arrangements.

In future filings with the Commission, we will also clarify our disclosure regarding the amount of future purchase commitments as discussed below in response to Staff Comment 4.

With respect to the Staff’s comment regarding our plant capacity and utilization, we note the disclosure on page 14 under Item 2 that we believe our plants, distribution centers and branch warehouses will continue to provide adequate capacity for the foreseeable future. We also note the filing of a complete list of properties operated by Farmer Bros. as Exhibit 99.1. We have also included disclosure of our expected capital expenditures in the MD&A under the heading “Liquidity and Capital Resources—Liquidity” on page 27, including expenditures for building and facility improvements. In the past, when capital expenditures for additional coffee roasters or production equipment were material, we have quantified the amount of such expenditures in our filings with the Commission. For example, in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, we disclosed the following:

Of the total capital expenditures in fiscal 2010 of approximately $28.5 million, $21.7 million was for machinery and equipment including $6.8 million in expenditures for the roasters and production equipment, including machinery and equipment for the DSD Coffee Business, and $1.0 million was for vehicles.

To further address the Staff’s comment, in future filings with the Commission we will provide additional disclosure of the utilization percentage of our manufacturing capacity similar to the following for fiscal 2013:

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

The Company’s utilization percentage of its manufacturing capacity varies with the types of products processed in its manufacturing facilities. As of June 30, 2013 the Company’s average utilization of its manufacturing capacity ranged from 60% to 70%.

3.
You have disclosure in the last paragraph on page 27, referencing losses recognized for derivatives that are not accounted for as hedges, and stating that such losses "...are expected to be offset by future derivative gains as the coffee market changes, recovered through operating income as a result of the lower cost of goods assigned to the related coffee, or recovered from customers for whom contracts were purchased for their accounts."

We believe that you should have a reasonable basis for the expectations that you disclose. Tell us how you are able to support your view on each point pertaining to the offset or recovery of loss recognized on your derivatives, and the key assumptions that you have made in formulating this view. For example, explain how your knowledge of commodity futures at the time of making this disclosure correlates with your derivative positions at the time, address the elasticity of product prices relative to costs of the commodities, and describe your arrangements with customers that would require them to endure losses on derivatives you hold on their behalf. Please supplement your explanation on these various points with the details necessary to understand all salient aspects of your arrangements to purchase commodity contracts on behalf of customers.

Also clarify the extent to which these arrangements have been utilized during each period, and the effects of accounting for these instruments in your financial statements. If any of these contracts are also part of your hedge accounting, please explain your basis.

Company Response: The Company acknowledges the Staff’s comment. The disclosure in the last paragraph on page 27 identified by the Staff was intended to explain that a decrease in coffee prices from the date that a coffee-related derivative is executed results in unrealized and realized losses on such coffee-related derivatives. This statement was further meant to clarify that the effects of mark-to-market accounting result in volatility in the Company’s consolidated statements of operations. The unrealized losses could become unrealized gains if coffee prices increase before the derivative expiration. In addition, the Company intended to convey that the associated decrease in coffee prices results in a lower price paid for current coffee inventory purchases, further resulting in lower cost of goods sold. A more detailed explanation follows.

If a coffee-related derivative instrument is not designated for hedge accounting, it is accounted for on a mark-to-market basis. The following example demonstrates what can result in such a case, with the three potential outcomes noted in the disclosure on page 27 identified by the Staff above where current period losses are: (i) offset by future derivative gains; (ii) recovered through operating income as a result of the lower cost of goods assigned to the related coffee; or (iii) recovered from customers for whom contracts were purchased for their accounts.

Example: Assume that, in period 1, the Company enters into a futures contract to purchase 100,000 lbs. of coffee at $1.80 per lb., which is the “C” Market price at the time of entering into the contract. The contract is a standard exchange-traded futures contract. The contract settles in 5 months, which is during period 2 in this example, and the contract is not designated as an accounting hedge.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

•	At the end of period 1, the “C” Market price of coffee is $1.40 per lb. The Company records a loss of $40,000 in “Other income (loss)” during period 1.

•	In period 2, the contract is applied to an incoming purchase order, and coffee is received by the Company. One of the following three outcomes will occur:

(i)
If the “C” Market price moves back to $1.80 per lb. before the contract is applied to the incoming order, then a $40,000 gain in “Other income (loss)” will be recognized and the coffee will be recorded in “Cost of goods sold” at the original contracted price of $1.80 per lb.

(ii)	If the “C” Market price does not move, then the coffee will be received at $1.40 per lb. and “Cost of goods sold” will be $40,000 less than the original contracted price of $1.80 per lb.

(iii)
As is customary in the coffee industry, customers for whom the Company entered into the futures contract at $1.80 per lb. will generally buy the coffee that they ordered or will assume the responsibility for settling the contracts if they do not ultimately buy that coffee.

The Company proposes to remove the sentence identified by the Staff above (and any similar discussion) from future filings in order to avoid potential confusion.
Contractual Obligations, page 32

4.
Please expand your disclosure to clarify the extent to which the purchase commitments listed in your table exclude commitments under your various contracts to acquire commodities, including contracts that you consider to be for normal purchases and contracts that are accounted for as derivatives. Please quantify your exposure under any such arrangements and explain the features that you believe appropriately distinguish them from those reflected in your table.

Company Response: The Company acknowledges the Staff’s comment. The contracts in the table represent the Company’s purchase obligations under contracts that qualify as normal purchases including green coffee purchase commitments for which the price has been fixed as of the end of the period and do not include coffee-related derivatives. The Company will address the Staff’s comment in future filings with the Commission by adding a footnote to the row entitled “Purchase Commitments” in that table, clarifying that such amounts: (i) include all coffee purchase contracts that the Company considers to be for normal purchases; and (ii) do not include amounts related to derivative instruments that are recorded at fair value on the Company’s consolidated balance sheets. The Company’s exposure with respect to coffee-related derivatives is disclosed in Note 3 (“Derivative Instruments”) to the Company’s consolidated financial statements in the 2013 Form 10-K. The features that distinguish the purchase commitments listed in the “Contractual Obligations” table from the coffee-related derivatives are described further below in our response to Staff Comment 8.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

Quantitative and Qualitative Disclosures about Market Risk, page 33

5.
We note that you provide sensitivity disclosure for coffee-related derivative instruments designated as hedges. Please expand your disclosure to encompass all market risk sensitive instruments, including contracts not designated as hedges and those you consider to be for normal purchases to comply with Item 305(a)(1) of Regulation S-K. Also describe any material limitations that cause your disclosures to not fully reflect your market risk exposure, provide comparative market risk disclosure for the prior year, and address any material changes in exposure between periods to comply with Items 305(a)(2) and (3).

Company Response: The Company acknowledges the Staff’s comment and the requirements of Item 305(a) of Regulation S-K. The amounts shown in the coffee-related sensitivity analysis included all coffee-related derivative instruments, whether designated as cash flow hedges or not; however, the table was mislabeled as “derivative instruments designated as cash flow hedges.” The Company will address the Staff’s comment in future filings by revising the disclosure similar to the following fiscal 2013 disclosure with a comparison to the comparable prior fiscal period (new text is underscored and deleted text is shown as strikethrough):
The following table summarizes the potential impact as of June 30, 2013 to net income and OCI from a hypothetical 10% change in coffee commodity prices. The information provided below relates only to the coffee-related derivative instruments ~~designated as cash flow hedges~~ and does not ~~represent~~include, when applicable, the corresponding changes in the underlying hedged items:

	Increase (Decrease) to Net Income		Increase (Decrease) to OCI
	10% Increase in Underlying Rate	10% Decrease in Underlying Rate	10% Increase in Underlying Rate	10% Decrease in Underlying Rate

	(In thousands)
Coffee-related derivative instruments (1)	$669	$(669)	$5,510	$(5,510)
_______
(1) The Company’s purchase contracts that qualify as normal purchases include green coffee purchase commitments for which the price has been fixed as of June 30, 2013. These contracts are not included in the sensitivity analysis above as the underlying price has been fixed.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 42
Organization

6.
We note your disclosure indicating you have no more than one reportable operating segment, although on page 1 you describe a range of products among 3,500 SKU's, represented generally by the categories of coffee, tea and culinary products. We see similar information on your website and note your partial disaggregation of inventory in Note 8 on page 63, includes brewing equipment. We understand from your disclosure on page 1 that sales of roasted coffee products represent about 50% of your total sales, and that products in other categories comprise the balance. Given the foregoing, it appears that you should disclose revenues for each product and service, or each group of similar products and services, to comply with FASB ASC 280-10-50-40. As explained in FASB ASC 280-10-50-38, this information is required if not otherwise disclosed with your reportable operating segment information. Please submit the revisions that you propose to address this concern; and to the extent you would group products where similarity is not readily apparent, as would appear to be the case, for example, for non-coffee products with coffee, non-tea products with tea, or spices with other products in your culinary group, also submit the underlying numerical information that would be combined and explain your rationale.

Company Response: The Company acknowledges the Staff’s comment and the guidance set forth in FASB ASC 280-10-50-38 and 40, which requires revenues to be reported for each product or group of similar products when this information is not part of the reportable operating segment disclosure. To address the Staff’s comment, in future filings with the Commission we will disclose in a note to the Company’s consolidated financial statements, net sales for each product category. The disclosure in the note would be substantially as set forth below, and future filings on form 10-K will include data for three fiscal years.

The following table presents net sales aggregated by product category for the respective periods indicated:

(In thousands)	Fiscal Year Ended June 30,
	2013	2012
Net Sales by Product Category:
Coffee (Roast & Ground)	$305,623	$290,525
Coffee (Frozen)	37,169	52,863
Tea (Iced & Hot)	23,009	25,048
Culinary	61,447	63,232
Spice	32,431	34,826
Other beverages	50,285	28,948
Total	$509,964	$495,442

We will include similar disclosure in our quarterly reports on Form 10-Q showing current quarter (and year-to-date period) and prior year quarter (and year-to date period) net sales by product category.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

Principles of Consolidation

7.
We note that you have identified two subsidiaries consolidated in your financial statements, although these do not include Coffee Bean International, Inc., which appears to also be a subsidiary of yours, based on disclosure on page 1. You have risk factor disclosure on page 13, and litigation disclosure on pages 15 and 85, indicating you are conducting business through this subsidiary that may involve non-compliance with certain requirements for labeling products that include acrylamide, and that you are unable to predict the outcome or estimate a range of reasonably possible loss. Please expand your disclosure under this heading to clarify your relationship with Coffee Bean International, Inc., and modify your exhibit 21 as necessary to comply with Item 601(b)(21) of Regulation S-K.

Please modify your litigation related disclosures to clarify your position with respect to the allegation, indicate the extent to which the substance is contained in your various products, and whether this necessary arises in processing or may be eliminated or reduced with your initiative. Given your disclosure describing the range and nature of penalties that are possible, including material adverse effect on your results of operations, you should also clarify the extent of your efforts to comply with the labeling requirement.

Company Response: The Company acknowledges the Staff’s comment and the requirements of Item 601(b)(21) of Regulation S-K. As disclosed on page 1, our wholly owned subsidiary Coffee Bean Holding Co., Inc., a Delaware corporation (“CBH”), is the parent company of its wholly owned subsidiary, Coffee Bean International, Inc., an Oregon corporation (“CBI”), a specialty coffee manufacturer and wholesaler headquartered in Portland, Oregon. To address the Staff’s comment, in future filings with the Commission we will clarify this relationship in our note on “Principles of Consolidation” and modify Exhibit 21.1 as shown below (new text is underscored and deleted text is shown as strikethrough):

EXHIBIT 21.1
SUBSIDIARIES OF FARMER BROS. CO.

~~•~~	~~Farmer Bros. Co., a Delaware corporation~~

•	FBC Finance Company~~.~~, a California corporation

•	Coffee Bean Holding Co., Inc., a Delaware corporation, the parent company of Coffee Bean International, Inc., an Oregon corporation

•	Coffee Bean International, Inc., an Oregon corporation

•	Sierra Herb (inactive), a California corporation

To address the Staff’s comment regarding disclosure of the cited litigation, in future filings with the Commission the Company will supplement the disclosure regarding the cited litigation, as requested. Set forth below is an example of such disclosure (new text is underscored and deleted text is shown as strikethrough):

On August 31, 2012, the Council for Education and Research on Toxics (“CERT”) filed an amendment to a private enforcement action adding a number of companies as defendants, including CBI, which sell coffee in California. The suit alleges that the defendants have failed to issue clear and reasonable warnings in accordance with Proposition 65 that the coffee they produce, distribute and sell contains acrylamide. This lawsuit was filed in Los Angeles Superior Court (the “Court”). CERT has ~~requested~~demanded that the alleged violators remove acrylamide

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

from their coffee or provide Proposition 65 warnings on their products and pay $2,500 per day for each and every violation while they are in violation of Proposition 65.

Acrylamide is produced naturally in connection with the heating of many foods, especially starchy foods, and is believed to be caused by the Maillard reaction, though it has also been found in unheated foods such as olives. With respect to coffee, acrylamide is produced when coffee beans are heated during the roasting process—it is the roasting itself that produces the acrylamide. While there has been a significant amount of research concerning proposals for treatments and other processes aimed at reducing acrylamide content of different types of foods, to our knowledge there is currently no known strategy for reducing acrylamide in coffee without negatively impacting the sensorial properties of the product.

The Company has joined a Joint Defense Group and, along with the other co-defendants, has answered the complaint, denying, generally, the allegations of the complaint, including the claimed violation of Proposition 65 and further denying CERT’s right to any relief or damages, including the right to require a warning on products. The Joint Defense Group contends that based on proper scientific analysis and proper application of the standards set forth in Proposition 65, exposures to acrylamide from the coffee products pose no significant risk of cancer and, thus, these exposures are exempt from Proposition 65’s warning requirement.

To date, the pleadings stage of case has been completed. Discovery in preparation for trial recently commenced, following a stay while summary adjudication was resolved in a related case. The court has phased the trial so that the “no significant risk level” defense, the First Amendment defense, and Preemption defense will be tried first. A September 8, 2014 trial date has been set for these three phase 1 defenses. Fact discovery on these issues has been completed and expert discovery is underway. At this time, the Company is not able to predict the probability of the outcome or estimate of loss, if any, related to this matter.

Note 3 - Derivative Instruments, page 59

8.
We understand from your disclosure under this heading, and your corresponding policy note on page 42, that you were applying hedge accounting for 89% of your commodity derivatives as of June 30, 2013. You also indicate that you have contracts that are not accounted for as derivatives because they qualify as normal purchases. However, the extent to which your anticipated future needs are covered by these various types of contracts has not been disclosed. Please submit a schedule that summarizes your positions in these instruments, relative to your requirements for each future period, also showing correlation with your historical purchase activity; and clarifying the extent to which quantities to be acquired under derivatives being accounted for as hedges are incremental to quantities to be acquired under contacts that you believe qualify as normal purchases. Please include the analysis that you performed under FASB ASC 815-10-15-22 through 29, in determining that contracts to acquire commodities that are not accounted for as derivatives qualified as normal purchases, also identify and contrast the distinguishing characteristics of such contracts with each of type of contract utilized in your hedging program.

Company Response: The Company acknowledges the Staff’s comment and the guidance set forth in FASB ASC 815. The Company uses futures contracts to fix the “C” Market price of projected future coffee purchases. These contracts are generic as to origin, grade and quality of coffee and are used to fix

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

the “C” Market price of coffee in order to offset the risk that we will not be able to pass price increases on to our customers. As disclosed in Note 3 to the Company’s consolidated financial statements on page 60, we utilize futures contracts and options to manage exposure to the variability in expected future cash flows from forecasted purchases of green coffee attributable to commodity price risk, in some instances, as much as 18 months prior to the actual delivery date. Certain of these coffee-related derivative instruments utilized for risk management purposes have been designated as cash flow hedges, while other coffee-related derivative instruments have not been designated as cash flow hedges or do not qualify for hedge accounting despite hedging the Company's future cash flows on an economic basis. As stated above in response to Staff Comment 2, beginning with our filing with the Commission on Form 10-Q for the quarter ended September 30, 2013, in the notes to our consolidated financial statements we have disclosed the percentage of outstanding coffee-related derivative instruments, and the number of pounds of forecasted green coffee purchases represented thereby, that were designated as cash flow hedges as of the end of the relevant periods. In response to the Staff’s comment, in future filings with the Commission we will include in the note regarding “Derivative Instruments” in our consolidated financial statements a table summarizing the notional volumes for coffee-related derivative instruments held by the Company as of the end of the relevant periods in the following format:

The following table summarizes the notional volumes for the coffee-related derivative instruments held by the Company at June 30, 2013 and 2012:

(In thousands)	As of June 30,
	2013	2012
Derivative instruments designated as cash flow hedges:
Long coffee pounds (1)(2)	44,025	—

Derivative instruments not designated as cash flow hedges:
Long coffee pounds (1)(2)	5,529	18,151

Total	49,554	18,151
__________

(1)Beginning April 1, 2013, the Company implemented procedures following the guidelines of ASC 815, “Derivatives and Hedging” (“ASC 815”), and designated a portion of its outstanding coffee-related derivative instruments as cash flow hedges. At June 30, 2012, no derivative instruments were designated as accounting hedges.

(2)There was a significant increase in the number of our coffee-related derivative contracts as of June 30, 2013 covering 49.6 million pounds of green coffee compared to 18.2 million pounds of green coffee covered as of June 30, 2012. The increase in the number of such contracts was primarily due to the increase in the number of our national account customers since a majority of the contracts are purchased for their accounts.
As clarified in our response to Staff Comment 4, these amounts with respect to coffee-related derivatives are not included in our “Contractual Obligations” table on page 32 of the 2013 Form 10-K. The difference between the coffee-related derivative instruments and our normal purchase (NPNS) contracts is that one is a generic, exchange-traded contract and the other is an actual purchase contract from a vendor

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

of the commodity. The amount of open futures contracts, while incremental to our NPNS contracts in terms of fixing the “C” Market price of green coffee is not incremental in regard to our future purchases of green coffee. We place vendor orders for 100% of our needs for green coffee, regardless of the amount of futures we hold.
As disclosed in Note 1 - Summary of Significant Accounting Policies on page 43 of the 2013 Form 10-K, the Company enters into green coffee purchase commitments at a fixed price or at a price to be fixed (“PTF”). The fixed price contracts qualify as normal purchases. The Company is exposed to commodity price variability associated with its PTF purchase contracts until the point that the price is fixed. When the PTF contract prices are fixed, the PTF contracts qualify as normal purchases. The following considerations have been documented by the Company in concluding that these contracts qualify as normal purchases under ACS 815-10-15-22:

Criteria for Exemption	Discussion
Probable at inception and throughout the contract term that the contract will not net settle
It is management’s intent that all green coffee contracts will result in physical delivery. This, combined with a historical view of physical settlement of these contracts, provide strong support for claiming physical settlement is probable.

Delivery locations are appropriate for the business	Delivery locations of these contracts are at delivery points where Farmer Bros. conducts business.
The underlying commodity is clearly and closely related to the asset bought or sold	The contract pricing is clearly and closely related to the coffee purchased.
Contracts do not provide a volumetric option	Contracts quantities are fixed and do not contain volumetric optionality.
Past trends and future demand	Contractual volumes are consistent with past trends and future demand. Volumes purchased are directly related to forecasted usage.
Period of time between entering into the contract and delivery is reasonable
The period of time between entering into the contract and delivery is typically within a 24-month period. This period of time is normal for an entity involved with the manufacturing, wholesaling, and distribution of coffee.

Note 8 - Inventories, page 63

9.
We note that present values for both processed and unprocessed inventory as it relates to three product categories, including coffee, tea/culinary, and brewing equipment. However, we do not see disclosure about the nature of cost elements reflected in these amounts, under this heading or in your policy note on page 44, as would be required to comply with Rule 5-02.6 of Regulation S-X. Under this guidance you would also need to disclose amounts for major classes of inventory, such as finished goods, work in process, raw materials, and supplies. Tell

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

us why you believe your current disclosure, including amounts described as unprocessed brewing equipment, achieves the objective of this requirement and submit any revisions that your propose to alleviate these concerns.

Company Response: The Company acknowledges the Staff’s comment and the guidance set forth in Rule 5-02.6 of Regulation S-X. We believe the classification of inventory as “processed” or “unprocessed” better represents the inventory status of our coffee, tea, and culinary inventory and is consistent with industry practice. In our continuous manufacturing process of these items, once raw material (unprocessed) has been removed from its storage location and put into the manufacturing process, it is no longer conclusively identifiable as either raw material or work in process and is therefore defined as “Processed.”

With regard to coffee brewing equipment (“CBE”), historically, the Company has recorded its inventory of CBE that has not been placed at its customer locations as a current asset within inventory, while classifying CBE placed at customer locations within long-term assets as property, plant and equipment. Because the Company utilizes its CBE as a long-term asset with a useful life of more than one year, regardless of whether it is placed at customer locations, beginning with the Company's filing with the Commission on Form 10-Q for the quarter ended December 31, 2013 the Company has classified all CBE (other than CBE parts and supplies) as “Other long-term assets” and CBE parts and supplies, classified as “coffee brewing equipment parts” continued to be classified in inventory. In response to the Staff’s comment, the Company will continue to provide in its future filings with the Commission disclosure similar to the following table that was included in the Company’s Form 10-Q for the quarter ended December 31, 2013 and additional supplemental disclosure as shown below (new text is underscored):

(In thousands)	December 31, 2013	June 30, 2013
Coffee
Processed	$13,236	$12,553
Unprocessed	15,504	12,796
Total	$28,740	$25,349
Tea and culinary products
Processed	$23,159	$21,406
Unprocessed	4,787	4,194
Total	$27,946	$25,600
Coffee brewing equipment parts	$5,882	$9,918
Total inventories	$62,568	$60,867

In addition to product cost, inventory costs include expenditures such as labor and certain supply and overhead expenses incurred in bringing the inventory to its existing condition and location. The “Unprocessed” inventory values as stated in the above table represent the value of raw materials and the “Processed” values represent all other products consisting primarily of finished goods.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

Note 5 - Fair Value Measurements, page 61

10.
We note the statement that you value Level 2 assets and liabilities, including derivatives, using model-based valuation techniques. We also note that a key input to derivative or option pricing models is volatility. Tell us how you determined that the model-based valuation technique used to value your derivative assets and liabilities is Level 2 as opposed to Level 3 in the fair value hierarchy. Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its entirety. We also refer you to FASB ASC 820-10-55-22 which indicates that a Level 3 input would include historical volatility. If you are unable to support the Level 2 category, provide a reconciliation of the beginning and ending balances of your Level 3 investments to comply with FASB ASC 820-10-50-2(c).

Company Response: The Company acknowledges the Staff’s comments and the guidance set forth in FASB ASC 820.
Beginning in April 2013, the Company transitioned to coffee-related derivatives that were valued based on a quoted market price and have been classified as Level 1 using Level 1 fair value inputs. As of June 30, 2013, there were no Level 2 or 3 coffee-related derivatives. The prior-period instruments noted were valued using option pricing models that included implied volatility inputs. The lowest level input to the valuation model that is significant to the fair value measurement in its entirety was considered for the determination of Level 2 and Level 3 classification. The instruments were deemed to be Level 2 because they were short-term in nature and the valuation utilized implied volatilities from similar instruments in active markets that represent market participants’ expectations about future volatility.
In response to the Staff’s comment, the Company will revise the disclosure describing Level 2 and Level 3 inputs in the notes to its consolidated financial statements in future filings with the Commission to read as follows (new text is underscored and deleted text is shown as strikethrough):
Level 2 – Valuation is based upon inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs include quoted prices for similar instruments in active markets~~,~~ and quoted prices for ~~identical or~~similar instruments in markets that are not active~~, and model based~~. Level 2 includes those financial instruments that are valued with industry standard valuation ~~techniques for which all significant assumptions~~models that incorporate inputs that are observable in the marketplace throughout the full term of the instrument, or can otherwise be derived from or supported by observable market data in the marketplace.
Level 3 – Valuation is ~~generated from model~~based ~~techniques~~upon one or more unobservable inputs that ~~use~~are significant ~~assumptions not observable~~in ~~the market~~establishing a fair value estimate.  These unobservable ~~assumptions reflect estimates of assumptions~~inputs are used to the extent relevant observable inputs are not available and are developed based on the best information available. These inputs may be used with internally developed methodologies that ~~market participants would use~~result in ~~pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques~~management’s best estimate of fair value.

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com

Mr. Karl Hiller
Farmer Bros. Co.
April 10, 2014

In addition, we also acknowledge that:

•	the Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses or require any additional information, please feel free to contact our Chief Financial Officer and Treasurer, Mark Nelson at (310) 787-5241 or our counsel, Teri Witteman at (626) 535-1900.

Sincerely,
FARMER BROS. CO.
/s/ Michael H. Keown
Michael H. Keown
President and Chief Executive Officer

cc:	Farmer Bros. Co. Audit Committee
Mr. Mark J. Nelson, Chief Financial Officer and Treasurer
Thomas J. Mattei, Jr., Esq., Vice President and Corporate Counsel
Mr. Tim E. Brandt, Deloitte & Touche LLP
Mr. Mark G. Sogomian, Ernst & Young LLP
Teri L. Witteman, Esq., Anglin, Flewelling, Rasmussen, Campbell & Trytten, LLP

Farmer Brothers • 20333 S. Normandie Avenue, Torrance, CA 90502 •Toll Free: (800) 735-2878 • FarmerBros.com